UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 16, 2008

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)

725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   Entry into a Material Definitive Agreement

On May 16, 2008, Morris Publishing Group ("Morris Publishing") entered into a Second Amendment to Management and Services Agreement, which is designed to temporarily eliminate the fees payable by Morris Publishing for management and shared services to its parent, Morris Communications Company, LLC, ("Morris Communications") and the parent's affiliate, MSTAR Solutions, LLC ("MSTAR Solutions"). Under the amendment, for the period from May 1, 2008 through December 31, 2008, the fees will be eliminated entirely.

Prior to amendment, the fees had been:

> (a) the greater of (i) an amount equal to 4% of Morris Publishing's annual total operating revenues, and (ii) the amount of actual annual expenses allocated by Morris Communications for the services provided by Morris Communications in the management of Morris Publishing's business (such allocation to be based upon the time and resources spent by Morris Communications on the management of Morris Publishing's business), payable to Morris Communications, plus
> (b) the lesser of (i) Morris Publishing's allocable share (based upon usage) of the actual annual costs of operations of MSTAR as allocated by Morris Communications, and (ii) an amount equal to 2.5% of Morris Publishing's annual total operating revenues, payable to MSTAR Solutions.

Absent this amendment, the Company would have been obligated to make cash payments to Morris Communications for the combined fee equal to 6.5% of Morris Publishing's total operating revenues from May 1 through December 31, 2008. The amendment eliminates the obligation of Morris Publishing to pay these fees. The elimination of these fees may increase the need for Morris Publishing to pay dividends in the future to Morris Communications.

The Agreement is with Morris Publishing's parent company, Morris Communications, and MSTAR Solutions, which is another subsidiary of the parent. A copy of the Second Amendment to Management and Services Agreement is furnished as Exhibit 99.1. A copy of the First Amendment to Management and Services Agreement was furnished as Exhibit 99.2 to Morris Publishing Group's Form 8-K filed February 25, 2005. A copy of the original Management and Services Agreement was filed as Exhibit 10.2 of Morris Publishing Group's Form S-4 filed January 27, 2004.

Item 9.01.   Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.Description

99.1	Second Amendment to Management and Services Agreement between Morris Publishing Group, LLC and Morris Communications Company, LLC and MSTAR Solutions, LLC dated May 16, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:**May 19, 2008**	**MORRIS PUBLISHING GROUP, LLC**
	By: /s/ Steve K. Stone
	Steve K. Stone
	Senior Vice President and Chief Financial Officer

SECOND AMENDMENT TO
MANAGEMENT AND SERVICES AGREEMENT

THIS SECOND AMENDMENT TO MANAGEMENT AND SERVICES AGREEMENT (the "Second Amendment") is made this 16th day of May, 2008, and amends that certain Management and Services Agreement dated as of August 7, 2003, (the "Agreement") by and between MORRIS COMMUNICATIONS COMPANY, LLC, a Georgia limited liability company ("Morris Communications"), MSTAR SOLUTIONS, LLC, a Georgia limited liability company ("MSTAR Solutions") and MORRIS PUBLISHING GROUP, LLC, a Georgia limited liability company, as amended by that certain First Amendment to Management Services Agreement dated February 24, 2005, (the "First Amendment"). All capitalized terms used in this Second Amendment and not otherwise defined in this Second Amendment shall have the meanings set forth in the Agreement.

W I T N E S S E T H

WHEREAS, Morris Communications, MSTAR Solutions and Morris Publishing each desire to amend the Agreement, as amended by the First Amendment, in order to provide that both the Morris Communications' Fee and the MSTAR Solutions' Fee shall be Zero Dollars ($0.00) from May 1, 2008, to December 31, 2008.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree to amend the Agreement as follows:

ARTICLE 2
FEE AND PAYMENT TERMS

Section 2.1 of the Agreement is hereby amended by adding the following new paragraph (e):

"(e) Notwithstanding the foregoing, for the period from May 1, 2008 to December 31, 2008, the Morris Communications' Fee and the MSTAR Solutions' Fee shall be Zero Dollars ($0.00)."

Section 2.2(a) of the Agreement is hereby amended by the following new subparagraph (iii):

"(iii) Notwithstanding the foregoing, the no monthly payments shall be made with respect to the months of May through December of 2008."

As amended hereby, the Agreement shall remain in full force and effect.

(Signatures continue on next page)

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

MORRIS COMMUNICATIONS COMPANY, LLC, a Georgia limited liability company

By: /s/ Craig S. Mitchell

Print Name: Craig S. Mitchell

Title: Senior Vice President of Finance

MORRIS PUBLISHING GROUP, LLC, a Georgia limited liability company

By: /s/ Craig S. Mitchell

Print Name: Craig S. Mitchell

Title: Senior Vice President of Finance

MSTAR SOLUTIONS, LLC, a Georgia limited liability company

By: /s/ Craig S. Mitchell

Print Name: Craig S. Mitchell

Title: Senior Vice President of Finance